

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Sungwoo Hyung
Chief Financial Officer
Valuence Merger Corp. I
4 Orinda Way, Suite 100D
Orinda, CA 94563

   Re: Valuence Merger Corp. I
     Amended Preliminary Proxy Statement filed on Schedule 14A
     Filed April 28, 2023
     File No. 001-41304

Dear Sungwoo Hyung:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Melissa Curvino, Esq.